Exhibit 99.3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)   An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)   An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)   An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)   An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24

Please complete all relevant boxes in block capital letters.

1.	Name of issuer ROYAL & SUN ALLIANCE INSURANCE GROUP PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH

3.	Name of person discharging managerial responsibilities / director MRS BRIDGET FIONA MCINTYRE	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest[3] HOLDING IN RESPECT OF THE PERSON NAMED IN BOX 3	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 27.5p
7.	Name of registered shareholder(s) and, if more than one, the number of shares held by each of them PERSON NAMED IN BOX 3	8.	State the nature of the transaction PURCHASE OF SHARES (VOLUNTARILY DEFERRED SHARES) PURSUANT TO THE COMPANY’S 2006 LONG TERM INCENTIVE PLAN

9.	Number of shares, debentures or financial instruments relating to shares acquired 16,400	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.0006%

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £ 1.259931	14.	Date and place of transaction 12 JUNE 2006 / LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 31,337 / 0.0011%	16.	Date issuer informed of transaction 12 JUNE 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant A. DEFERRED AND MATCHING SHARE AWARD (DMSA) : 12 JUNE 2006 B. LONG TERM INCENTIVE PLAN (LTIP) : 12 JUNE 2006	18.	Period during which or date on which it can be exercised

A. DMSA 2 NOVEMBER 2008 to 2 MAY 2009 (SEE BOX 23)

B. UNDER NORMAL CIRCUMSTANCES, DEFERRED SHARES, MATCHING SHARES AND PERFORMANCE SHARES GRANTED UNDER THE LTIP ALL VEST WITH BENEFICIAL INTEREST ON 12 JUNE 2009

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number)

ORDINARY SHARES OF 27.5p

A. GRANT OF DEFERRED SHARE AWARDS AND MATCHING SHARE AWARDS MADE IN ACCORDANCE WITH THE REQUIREMENTS OF PARAGRAPH 9.4.2(2) OF THE LISTING RULES

DMSA DEFERRED SHARE AWARD : 150,000
DMSA MAXIMUM MATCHING SHARE AWARD : 450,000 (SEE BOX 23)

B. THESE AWARDS RELATE TO THE COMPANY’S 2006 LONG TERM INCENTIVE PLAN (LTIP)

VOLUNTARY DEFERRED SHARES – MAXIMUM
MATCH : 69,491 (SEE BOX 23)
COMPULSORY DEFERRED SHARES : 27,716
COMPULSORY DEFERRED SHARES – MAXIMUM
MATCH : 69,290 (SEE BOX 23)
PERFORMANCE SHARES : 288,801 (SEE BOX 23)

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification

SHARE OPTIONS : 301,724
SHARE MATCHING PLAN (SMP) : (DEFERRED AND MATCHING AWARDS) 600,000
2006 LTIP (COMPULSORY DEFERRED, MATCHING AND PERFORMANCE AWARDS) 455,298

23.	Any additional information THE VESTING PERIOD UNDER THE DMSA IS FOR A PERIOD OF THREE YEARS EFFECTIVE FROM THE DATE ON WHICH THE DIRECTOR WAS APPOINTED THE GRANT FIGURES SHOWN IN BOX 20 INCLUDE THE MAXIMUM AWARDS AVAILABLE TO THE PARTICIPANT. THE ACTUAL NUMBER OF SHARES TO BE DELIVERED WILL BE DEPENDANT UPON THE SATISFACTION OF PERFORMANCE CRITERIA	24.	Name of contact and telephone number for queries JOHN SADLER : 020 7111 7071

25.	Name and signature of duly authorised officer of issuer responsible for making this notification LUKE THOMAS, DEPUTY GROUP COMPANY SECRETARY Date of notification 13 JUNE 2006